Delmar Bancorp

2245 Northwood Drive

Salisbury, Maryland 21801

July 3, 2019

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:                           Delmar Bancorp

Registration Statement on Form S-4, as amended

File No. 333-230599

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Delmar Bancorp (the “Company”), by its duly authorized officer, hereby requests that the effective date of the Company’s Registration Statement on Form S-4, as amended (File No. 333-230599) (the “Registration Statement”), be accelerated, and that the Registration Statement be declared effective as of 12:00 noon, Eastern Time, on Friday, July 5, 2019, or as soon thereafter as practicable.

The Company hereby authorizes Noel M. Gruber of Buckley LLP to orally modify or withdraw this request for acceleration.  Please contact Mr. Gruber at (202) 349-8043 with any questions you may have with respect to this request, and please notify him when the Registration Statement has been declared effective.

Very truly yours,

DELMAR BANCORP

By:	/s/ John W. Breda
John W. Breda
President & Chief Executive Officer